Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario

May 8, 2020

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 o f

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the virtual Annual Meeting of Shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held on May 8, 2020. Each of the matters set out below is described in greater detail in the Management Information Circular of the Company prepared in connection with the Meeting which can be found at: www.hydroone.com/investor-relations/agm

1.	Election of Directors

Each of the 10 nominees proposed for election as directors were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

	VOTES FOR		VOTES WITHHELD
NOMINEES	#	%	#	%
Cherie Brant	495,082,573	99.92	390,117	0.08
Blair Cowper-Smith	495,050,909	99.91	421,781	0.09
David Hay	495,071,631	99.92	401,049	0.08
Timothy Hodgson	495,037,959	99.91	434,731	0.09
Jessica McDonald	494,708,823	99.85	763,867	0.15
Mark Poweska	495,076,637	99.92	396,053	0.08
Russel Robertson	491,597,446	99.22	3,875,244	0.78
William Sheffield	495,064,367	99.92	408,323	0.08
Melissa Sonberg	495,068,271	99.92	404,419	0.08
Susan Wolburgh Jenah	495,099,823	99.92	372,867	0.08

2.	Appointment of External Auditors

	VOTESFOR		VOTES WITHHELD
	#	%	#	%
KPMG LLP was appointed as the external auditors of the Company for the ensuing year and the directors were authorized to fix their remuneration.	495,955,384	99.91	458,974	0.09

3.	Advisory Resolution on Approach to Executive Compensation

	VOTESFOR		VOTES AGAINST
	#	%	#	%
The advisory vote on the Company’s approach to executive compensation was approved.	485,922,333	98.08	9,501,189	1.92

Dated this 8th day of May, 2020.

HYDRO ONE LIMITED

By:	/s/ Maureen Wareham
Name: Maureen Wareham
Title: Corporate Secretary

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